Exhibit 99.1
ITURAN PRESENTS FIRST QUARTER 2024 RESULTS

Record revenue and continued strong profitability; reiterates guidance and declares an $8 million dividend for the first quarter of 2024

AZOUR, Israel – May 28, 2024 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced its consolidated financial results for the first quarter 2024.

Highlights of the first quarter of 2024

•	Number of subscribers reached 2,291,000, adding a net 39,000 in the first quarter;
•	Record revenue of $85.0 million, an increase of 7% year-over-year;
•	Net income increased to $13.0 million, up by 15% year-over-year;
•	EBITDA grew to $22.3 million, a 7% increase year-over-year;
•	Operating cash flow of $11.4 million;
•	The Board declared a dividend of $8 million or $0.39 per share, in-line with the Company’s dividend policy, which was increased in the prior quarter;

Guidance for 2024

Overall, looking ahead to 2024, management reiterates its expectations for continued revenue growth and profitability throughout the year.

Management continues to expect to add approximately 35,000 to 40,000, net new subscribers per each quarter during 2024.

From a financial perspective, full-year 2024 EBITDA expectations continue to be between $90-95 million and 2025 EBITDA is targeted to surpass $100 million.

It is noted that these targets are based on current exchange rates and assumes that the current global macro-economic situation and political situation in Israel does not significantly worsen.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are pleased with our first quarter results which represent a very good start to 2024. The growth in subscribers came in at the high-end of our expectations reflecting strong demand for our products and services as well as the effectiveness of our strategic initiatives.”

Continued Mr. Sheratzky, “Looking ahead, we remain on track with our strong expectations for 2024, and given our ongoing success we are happy to reward our shareholders with a high level of dividend for their ongoing support of our company.”

First quarter 2024 Results

Revenue for the first quarter of 2024 was $85.0 million, a 7% increase compared with revenues of $79.5 million in the first quarter of 2023.

72% of revenues were from location-based service subscription fees and 28% were from product revenues.

Revenues from subscription fees were $60.9 million, an increase of 9% over the first quarter 2023 revenues.

The subscriber base expanded to 2,291,000 by the end of March 2024, marking an increase of 39,000 from the previous quarter. During the quarter, there was an increase of 33,000 net in the aftermarket subscriber base and an increase of 6,000 net in the OEM subscriber base.

Product revenues were $24.1 million, an increase of 2% year-over-year.

Gross profit for the quarter was $39.5 million (46.5% of revenues), an 8% increase compared with gross profit of $36.7 million (46.2% of revenues) in the first quarter of last year.

The gross margin in the quarter on subscription revenues was 58.1%, similar with the first quarter of last year. The gross margin on products was 17.1% in the quarter, compared with 18.2% in the first quarter of last year. The variance in the gross margin on products between quarters was due to the change in product mix sold between the quarters.

Operating income for the quarter was $17.0 million (20.0% of revenues), representing a 7% increase compared to $15.9 million (20.0% of revenue) in the first quarter of last year.

EBITDA for the quarter was $22.3 million (26.3% of revenues), an increase of 7% compared with EBITDA of $20.8 million (26.2% of revenues) in the first quarter of last year.

Financial income for the quarter was $0.1 million, compared with financial expenses of $0.2 million in the first quarter of last year.

Net income for the first quarter of 2024 was $13.0 million (15.3% of revenues) or diluted earnings per share of $0.66, an increase of 15% compared to $11.4 million (14.3% of revenues) or diluted earnings per share of $0.56 in the first quarter of last year.

Cash flow from operations for the first quarter of 2024 was $11.4 million.

On the balance sheet, as of March 31, 2024, the Company had cash, including marketable securities, of $54.2 million and debt of $0.3 million, amounting to a net cash position of $53.9 million. This is compared with cash, including marketable securities, of $53.6 million and debt of $0.6 million, amounting to a net cash position of $53.0 million, as of year-end 2023.

Dividend

The Board of Directors declared a dividend for the quarter of $8 million, in line with the Company’s dividend policy, which was increased by 60% in the prior quarter.  The current dividend takes into account the Company’s continuing strong profitability, ongoing positive cash flow and strong balance sheet.

Conference Call Information

The Company will also be hosting a conference call later today, Thursday, May 28, 2024 at 10am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2024

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2024

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2024	2023
	(unaudited)
Current assets
Cash and cash equivalents	54,035	53,434
Investments in marketable securities	221	119
Accounts receivable (net of allowance for doubtful accounts)	49,271	45,390
Other current assets	54,467	52,724
Inventories	26,140	26,872
	184,134	178,539
Long-term investments and other assets
Investments in affiliated companies	710	714
Investments in other companies	1,972	2,213
Other non-current assets	3,851	3,989
Deferred income taxes	14,804	14,452
Funds in respect of employee rights upon retirement	18,957	18,525
	40,294	39,893

Property and equipment, net	39,331	41,955

Operating lease right of use assets, net	7,831	8,071

Intangible assets, net	10,259	10,830

Goodwill	39,346	39,400

Total assets	321,195	318,688

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	March 31,	December 31,
(in thousands)	2024	2023
	(unaudited)
Current liabilities
Credit from banking institutions	320	355
Accounts payable	19,904	20,842
Deferred revenues	28,006	27,117
Other current liabilities	44,622	44,150
	92,852	92,464
Long-term liabilities
Loan from bank institutions	-	237
Liability for employee rights upon retirement	24,959	24,562
Deferred income taxes	842	1,116
Deferred revenues	13,227	13,259
Others non-current liabilities	2,059	2,027
Operating lease liabilities, non-current	4,711	4,774
	45,798	45,975

Stockholders’ equity	177,106	174,454
Non-controlling interests	5,439	5,795
Total equity	182,545	180,249

Total liabilities and equity	321,195	318,688

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
(in thousands	Three months period ended March 31 ,
except per share data)	2024	2023
	(unaudited)
Revenues:
Telematics services	60,935	55,777
Telematics products	24,091	23,695
	85,026	79,472

Cost of revenues:
Telematics services	25,521	23,392
Telematics products	19,962	19,391
	45,483	42,783

Gross profit	39,543	36,689
Research and development expenses	4,523	4,138
Selling and marketing expenses	3,574	3,323
General and administrative expenses	14,456	13,273
Other expenses (income), net	(39)	43
Operating income	17,029	15,912
Other income, net	-	21
Financing income (expenses), net	75	(195)
Income before income tax	17,104	15,738
Income tax expenses	(3,430)	(3,419)
Share in losses of affiliated companies, net	(81)	(366)
Net income for the period	13,593	11,953
Less: Net income attributable to non-controlling interest	(557)	(598)
Net income attributable to the Company	13,036	11,355

Basic and diluted earnings per share attributable to Company’s stockholders	0.66	0.56

Basic and diluted weighted average number of shares outstanding (in thousands)	19,894	20,228

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31 ,
(in thousands)	2024	2023
	(unaudited)
Cash flows from operating activities
Net income for the period	13,593	11,953
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	5,298	4,905
Loss (gain) in respect of trading marketable securities	(104)	1
Increase in liability for employee rights upon retirement, net	762	861
Share in losses of affiliated company, net	81	366
Deferred income taxes	(790)	(603)
Capital loss (gain) from sale of property and equipment, net	36	(7)
Increase in accounts receivable	(4,840)	(2,780)
Increase in other current and non-current assets	(3,485)	(4,576)
Decrease (increase) in inventories	521	(159)
Increase (decrease) in accounts payable	(470)	3,665
Increase in deferred revenues	1,264	2,729
Increase (decrease) in other current and non-current liabilities	(464)	1,040
Net cash provided by operating activities	11,402	17,395

Cash flows from investment activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(707)	(383)
Capital expenditures	(3,131)	(2,903)
Return of (investments in) affiliated and other companies	138	(295)
Return of long term deposit	64	-
Sale of investment in marketable securities	-	99
Proceeds from sale of property and equipment	156	18
Net cash used in investment activities	(3,480)	(3,464)

Cash flows from financing activities
Short term credit from banking institutions, net	(273)	1,139
Repayment of long term loan	-	(4,142)
Dividend paid	(4,774)	(2,797)
Dividend paid to non-controlling interest	(1,630)	(795)
Acquisition of company shares	-	(1,200)
Net cash used in financing activities	(6,677)	(7,795)
Effect of exchange rate changes on cash and cash equivalents	(644)	(710)
Net increase in cash and cash equivalents	601	5,426
Balance of cash and cash equivalents at beginning of period	53,434	27,850
Balance of cash and cash equivalents at end of period	54,035	33,276

Supplementary information on financing and investing activities not involving cash flows:
In March 2024, the Company declared a dividend in the amount of US$ 8 million. The dividend was paid in April 2024.

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